                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                        ________________________________

                                   FORM 11-K

                                 Annual Report
                        Pursuant to Section 15(d) of the
                        Securities Exchange Act of 1934
                        ________________________________

(Mark One)

( x )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the fiscal year ended December 31, 2000

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
        For the transition period from _________________ to ____________________


                          Commission File No. 0-24612

     A. Full title and address of the plan, if different from that of the issuer named below:

                                  ADTRAN, INC.
                         401(K) EMPLOYEE SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ADTRAN, INC.
                            901 Explorer Boulevard
                        Huntsville, Alabama 35806-2807

ADTRAN, Inc. 401(k) Employee Savings Plan
Table of Contents
_______________________________________________________________________________

                                                                                Pages

Report of Independent Accountants                                                 1

Financial Statements:

   Statements of Net Assets Available for Plan Benefits
    December 31, 2000 and 1999                                                    2

   Statement of Changes in Net Assets Available for Plan Benefits
    for the Year Ended December 31, 2000                                          3

   Notes to Financial Statements                                               4 - 10

*Supplemental Schedule:
   Schedule of Assets Held For Investment Purposes as of December 31, 2000       11

*Other schedules required by 29 CFR 2520.130-10 of the Department of Labor's
 Rules and Regulations for Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Participants and Administrator of the ADTRAN, Inc. 401(k) Employee Savings Plan

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of ADTRAN, Inc. 401(k) Employee Savings Plan (the "Plan") at December 31, 2000 and 1999, and the changes in net assets available for plan benefits for the year ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed on the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



June 29, 2001

ADTRAN, Inc. 401(k) Employee Savings Plan
Statements of Net Assets Available for Plan Benefits
December 31, 2000 and 1999
________________________________________________________________________________

                                                         2000          1999
                           ASSETS

Investments, at market value:
  Pooled separate accounts                            $24,452,424   $21,838,714
  Participant loans                                     1,142,093     1,108,256
  ADTRAN stock fund                                       414,021       773,910
Investments, at contract value:
  Guaranteed investment contracts                       3,299,540     3,850,166
                                                      -----------   -----------

   Total investments                                   29,308,078    27,571,046
                                                      -----------   -----------

Contributions receivable:
  Employer                                                 39,185        15,215
  Employee                                                 90,345        43,792
                                                      -----------   -----------

                                                          129,530        59,007
                                                      -----------   -----------
   Net assets available for plan benefits             $29,437,608   $27,630,053
                                                      ===========   ===========


  The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Employee Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2000
________________________________________________________________________________

Investment loss:
  Interest and dividend income                               $   274,239
  Net depreciation in market value of investments             (2,070,242)
                                                             -----------
    Total investment loss                                     (1,796,003)
                                                             -----------
Contributions:
  Employee contributions                                       3,941,698
  Rollover contributions                                         616,042
  Employer contributions                                       1,302,676
                                                             -----------

    Total contributions                                        5,860,416
                                                             -----------

    Total additions                                            4,064,413
                                                             -----------

Benefits payments                                              2,248,608
Administrative expenses                                            8,250
                                                             -----------

    Total deductions                                           2,256,858
                                                             -----------

    Net increase                                               1,807,555

Net assets available for plan benefits:
  Beginning of year                                           27,630,053
                                                             -----------

  End of year                                                $29,437,608
                                                             ===========

  The accompanying notes are an integral part of these financial statements.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________


1.  Description of the Plan

    The following description of the ADTRAN, Inc. 401(k) Employee Savings Plan (the Plan) provides only general information. Participants should refer to the Plan for a more complete description of the Plan's provisions.

    General - ADTRAN, Inc. (the Company and the Employer) formed the Plan effective January 1, 1990 to provide certain retirement, death and disability benefits for its employees. The Plan is a defined contribution plan subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA) and is funded by discretionary employee contributions as well as discretionary and nondiscretionary employer contributions. The plan assets are held by AUSA Life Insurance Company, Inc. (the Custodian) which executes investment transactions, receives the plan contributions, credits participants' individual accounts and pays benefits to participants and their beneficiaries in accordance with the provisions of the Plan. The Plan was amended, effective July 1, 1997, to allow the Company's common stock to be purchased by the Plan.

    Eligibility - All regular employees are eligible to participate in the Plan following the completion of six months of service and attainment of age twenty-one.

    Contributions - Employees participating in the Plan elect to have 1% to 16% of their compensation (as defined in the Plan) deferred and contributed to the Plan on their behalf, subject to the maximum allowed by the Internal Revenue Code ($10,500 per participant in 2000). For each employee who participated in the Plan during 2000, the Company made matching contributions equal to 50% of the first 5% of annual compensation deferred by each employee. At its discretion, the Company may contribute to the Plan a discretionary profit-sharing contribution, which shall be in addition to the Company's matching contribution. No discretionary contributions were made in 2000.

    Each participant directs how contributions made by the participant and by the Company on his/her behalf are to be invested among the investment options available under the Plan. The Plan currently offers fourteen pooled separate accounts, two guaranteed investment contracts and a company stock fund.

    Participant Accounts - Each participant's account is credited with the employee's contribution and the Company's matching contribution plus an allocation of Company discretionary contributions and plan earnings. Allocations of earnings are based on account balances, as defined more fully in the Plan. Allocations of company discretionary contributions are based on each participant's compensation, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

    Vesting - Employees are always 100% vested in their individual account balances.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________


   Retirement Date - The normal retirement date is the first day of the calendar month following the date a participant reaches age 62. Early retirement is permitted after a participant reaches age 59-1/2.

   Distribution of Benefits - Benefits commence upon one of several dates: normal retirement, early retirement, date of disability, pre-retirement death and upon termination other than described above. Benefits are distributed by means of either a lump sum payment or by one of various conventional annuity options.

   Other - The Plan allows for participant hardship withdrawals at any time if certain conditions are met.

   Participant Loans - Participants may borrow a minimum of $1,000 from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the participant loan fund. Loan terms range from one to five years unless such loan is used to acquire a principal residence. The outstanding loans at December 31, 2000 are collateralized by the balances in the participants' accounts and bear interest at rates commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates range from 8.75% to 9.50% for loans that were outstanding as of December 31, 2000.

   Plan Termination - While it is the intention of the Company to permanently continue the Plan, the Company has the right to amend or terminate the Plan at any time upon written notice to the plan administrator and Custodian. No amendment may permit any plan assets to revert to the Employer or be used for any purpose other than to provide benefits to participants and their beneficiaries or eliminate an optional form of benefit payment. Upon termination of the Plan, plan assets will be distributed to participants and their beneficiaries in accordance with the Plan and subject to ERISA guidelines.

   Administrative Expenses - All expenses incident to the functioning of the Plan may be paid out of plan assets unless paid by the Employer. Accrued expenses constitute a liability of the Plan until paid, and may be reimbursed by the Employer. Any such reimbursement is not considered an Employer contribution.

2. Summary of Significant Accounting Policies

   The following is a summary of accounting policies utilized in the financial statements which were prepared in accordance with accounting principles generally accepted in the United States of America.

   Basis of Accounting - The accompanying financial statements of the Plan are maintained on the accrual basis of accounting.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________

   Valuation of Investments - Except for the guaranteed investment contracts, the Plan's investments are stated at market value. The shares of pooled separate accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Guaranteed investment contracts with insurance companies are stated at contract value as determined by the Custodian. Market value of equity securities which are traded on a national exchange are valued at the last reported sales price on the last business day of the plan year. Purchases and sales of investments are reflected as of the trade date. Dividend and interest income is recorded when earned. Participant loans are valued at their outstanding balances, which approximate market value.

   The investments in the guaranteed investment contracts have fully benefit-responsive features and are recorded at contract value, which represents contributions and reinvested income, less any withdrawals plus accrued interest. As of December 31, 2000, the average yields of the guaranteed investment contracts were approximately 6.40% for the Stable Fund and 5.65% for the Government Fixed Fund. The crediting interest rate for the Stable Fund cannot be less than 5.40% and was approximately 6.40% for the year ended December 31, 2000. The crediting interest rate for the Government Fixed Fund cannot be less than 5.60% and was approximately 5.65% for the year ended December 31, 2000.

   The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation (depreciation) in the market value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

   Contributions - Contributions from the Employer are accrued based on amounts declared by the Company. Contributions from employees are recorded in the period in which the Company makes the deductions from the participants' payroll.

   Risks and Uncertainties - The Plan provides for various investment options which in turn invest in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________

   New Accounting Pronouncements - In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (SFAS No. 133). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value.

   SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has not yet been able to determine the impact of SFAS No. 133 on the plan's financial statements as a result of the inconsistency in accounting literature between SFAS No. 133, requiring derivatives to be measured at fair value, and the AICPA Audit and Accounting Guide on Audits of Employee Benefit Plans and Statement of Position 94-4, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans, requiring benefit responsive investment contracts (including synthetic GICs) to be measured at contract value. Until this discrepancy is resolved, management is unable to determine the impact that SFAS No. 133 will have on the plan's financial statements. The Plan held no such investments at December 31, 2000.

   The actual impact on the Plan's net assets available for plan benefits of adopting SFAS No. 133 will be made based on the derivative positions and hedging relationships at the date of adoption.

   Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

   Reclassifications - Certain reclassifications have been made to the 1999 financial statements in order to conform to the 2000 presentation. These reclassifications had no effect on previously reported net assets available for plan benefits.

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________

3. Investments

   The Plan's investments, other than participant loans and the ADTRAN stock fund, are held in unallocated contracts or pooled separate accounts sponsored by the Custodian. Investments as of December 31, 2000 and 1999 and investment information for the year ended December 31, 2000 are as follows:

                                                       December 31,    December 31,
               Description                                 2000             1999
               -------------                           ------------    ------------
Guaranteed investment contracts:
   Stable fund                                         $ 2,608,057      $ 3,027,543
   Government fixed fund                                   691,483          822,623
Pooled separate accounts:
   Money market fund                                       517,806          468,676
   Value and income fund                                 3,811,365        3,351,984
   Growth and income fund                                5,252,928        5,602,578
   Special equity fund                                   4,867,055        4,658,887
   Intermediate government bond fund                       944,768          800,615
   Balanced fund                                         2,649,548        2,731,463
   Government/Corporate bond fund                          370,390          281,212
   Short horizon SAF fund                                  128,594           98,885
   Intermediate horizon SAF fund                         1,031,946          956,735
   Inter/Long horizon SAF fund                           1,681,815        1,715,704
   Stock index fund                                      1,613,428        1,171,975
   Aggressive equity fund                                  997,278
   Equity growth fund                                      386,185
   International fund                                      199,318
ADTRAN stock fund                                          414,021          773,910
Participant loans                                        1,142,093        1,108,256
                                                       -----------      -----------

       Total investments                               $29,308,078      $27,571,046
                                                       ===========      ===========
Interest and divide and income                         $   274,239
                                                       ===========

Net depreiation in market value of investments         $(2,070,242)
                                                       ===========

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________

   The following is a summary of assets held in excess of 5% of the Plan's net assets available for plan benefits at December 31, 2000 and 1999:

                                                         2000         1999

   Stable fund                                       $2,608,057   $3,027,543
   Value and income fund                             $3,811,365   $3,351,984
   Growth and income fund                            $5,252,928   $5,602,578
   Special equity fund                               $4,867,055   $4,658,887
   Balanced fund                                     $2,649,548   $2,731,463
   Inter/Long horizon SAF fund                       $1,681,815   $1,715,704
   Stock Index Fund                                  $1,613,428

   The Plan's investments (including investments bought and sold, as well as held, during the year) depreciated in value by $2,070,242 during the year ended December 31, 2000, as follows:

        Pooled separate accounts                        $(1,563,130)
        ADTRAN stock fund                                  (507,112)
                                                        -----------
                                                        $(2,070,242)
                                                        ===========

4. Income Tax Status

   The Plan has received a favorable determination letter from the Internal Revenue Service (IRS) stating that the Plan, as then designed, was in compliance with the applicable requirements of the IRS. Although the Plan has since been amended, the Plan administrator and the Plan's tax advisors believe that the Plan is operating in such a manner so as not to jeopardize its favorable tax status. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

5. Comparison of Financial Statements to Form 5500

   Annually, the Company files, on behalf of the Plan, an information return (Form 5500) that includes financial information prepared on the basis of cash receipts and disbursements. The accompanying financial statements differ from the 2000 Form 5500 primarily due to the accrual of employer and employee contributions for financial statement reporting purposes.

6. Subsequent Events

   Effective January 1, 2001, the Company's Board of Directors adopted various revisions to the Plan. The revisions included changing the name of the Plan to the ADTRAN, Inc. 401(k) Retirement Plan and adopting various amendments to bring the Plan into compliance with the provisions of Code Section 401(k)(12)(c) as a "designed-based safe harbor" plan for nondiscrimination purposes. The amended plan provides that the Company will make

ADTRAN, Inc. 401(k) Employee Savings Plan
Notes to Financial Statements
For the Years Ended December 31, 2000 and 1999
________________________________________________________________________________

   nonelective contributions of 3% of each participant's annual compensation and provides for 100% immediate vesting of company contributions. Participants will also be eligible for such nonelective contributions only upon separation from service, disability or death. In addition, the Plan no longer requires the Company to make matching contributions for employee elective deferrals. Under the Plan as amended, there is no longer a minimum age requirement for employees to be eligible to participate, and there is no longer a minimum service required for employees to be eligible to make elective deferrals under the Plan. However, employees must complete one year of service to be eligible for the "safe harbor" contribution of 3% of their compensation.

   Effective March 1, 2001, an amendment was made to the ADTRAN, Inc. 401(k) Retirement Plan to comply with the safe harbor provisions which will affect participant eligibility for the "safe harbor" contribution. Such amendment requires for employees hired on or after January 1, 2001, to meet a one year eligibility service requirement and employees hired prior to January 1, 2001, to meet a six month eligibility service requirement.

   Also, effective March 1, 2001, the Board of Directors appointed Fidelity Management Trust Company (Fidelity) as trustee and recordkeeper of the Plan. The plan assets were transferred to Fidelity on March 1, 2001.

Signatures: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ADTRAN, Inc. 401(k) EMPLOYEE SAVINGS PLAN

/s/ John R. Cooper                                    June 29, 2001
------------------                                    -------------
John R. Cooper                                            Date
Vice President - Administration and Finance
and Chief Financial Officer

                             Supplemental Schedule

ADTRAN, Inc. 401(k) Employee Savings Plan
Schedule of Assets Held for Investment Purposes
As of Ended December 31, 2000

___________________________________________________________________________________________________________________
                                      c. Description of Investment Including
   b. Identity of Issuer, Borrower,      Maturity Date, Rate of Interest,                          e. Current
a.    Lessor, or Similar Party           Collateral, Par or Maturity Value                            Value
-- --------------------------------  ------------------------------------------------------------------------------
* AUSA Life Insurance Company        Guaranteed investment contract with insurance
                                       company - Stable fund, interest rate of 6.4%;
                                       maturity date of December 31, 2004                             $ 2,608,057

* AUSA Life Insurance Company        Guaranteed investment contract - Government fixed fund,
                                     interest rate of 5.65%; various maturities                           691,483

* AUSA Life Insurance Company        Pooled separate account - Money market fund                          517,806

* AUSA Life Insurance Company        Pooled separate account - Value and income fund                    3,811,365

* AUSA Life Insurance Company        Pooled separate account - Growth and income fund                   5,252,928

* AUSA Life Insurance Company        Pooled separate account - Special equity fund                      4,867,055

* AUSA Life Insurance Company        Pooled separate account - Intermediate government
                                       bond fund                                                          944,768

* AUSA Life Insurance Company        Pooled separate account - Balanced fund                            2,649,548

* AUSA Life Insurance Company        Pooled separate account - Government/Corporate bond fund             370,390

* AUSA Life Insurance Company        Pooled separate account - Short horizon SAF fund                     128,594

* AUSA Life Insurance Company        Pooled separate account - Intermediate horizon SAF fund            1,031,946

* AUSA Life Insurance Company        Pooled separate account - Inter/Long horizon SAF fund              1,681,815

* Diversified Investment Advisors    Pooled separate account - Stock index fund                         1,613,428

* Diversified Investment Advisors    Pooled separate account - Agress equity fund                         997,278

* Diversified Investment Advisors    Pooled separate account - Equity growth fund                         386,185

* Diversified Investment Advisors    Pooled separate account - International fund                         199,318

* AUSA Life Insurance Company        ADTRAN stock fund                                                    414,021

* Diversified Investment Advisors    Participant loans - rate of interest: 8.75% - 9.50%;
                                       various maturities                                               1,142,093
                                                                                                     ------------
                                                                                                     $ 29,308,078
                                                                                                     ============

* Party-in-interest to the Plan.